Filed Pursuant to Rule 433

Registration Statement No. 333-223095

Issuer Free Writing Prospectus, dated February 22, 2018

Boston Scientific Corporation

$1,000,000,000

Senior Notes Offering

Terms and Conditions — 10-Year Fixed Rate Notes

Issuer	Boston Scientific Corporation

Note Type	Senior Notes

Form of Offering	SEC Registered

Ratings(1)	Baa2/BBB-/BBB (stable/stable/stable)

Principal Amount	$1,000,000,000

Trade Date	February 22, 2018

Settlement Date (T+2)	February 26, 2018

Maturity Date	March 1, 2028

Coupon	4.000% per annum

Yield to Maturity	4.021% per annum

Price to Public	99.828%

Spread to Benchmark Treasury	Plus 110 basis points

Benchmark Treasury	2.750% UST due February 15, 2028

Benchmark Treasury Yield	2.921%

Benchmark Treasury Price	98-17

Interest Payment Dates	Semi-annually on March 1 and September 1

First Interest Payment Date	September 1, 2018

Make-whole Call	Plus 20 basis points

Day Count Basis	30/360

Minimum Denominations	$2,000 and integral multiples of $1,000 in excess of such amount

CUSIP / ISIN	101137AS6 / US101137AS67

Joint Bookrunners	Barclays Capital Inc. Citigroup Global Markets Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated Deutsche Bank Securities Inc. J.P. Morgan Securities LLC Wells Fargo Securities, LLC

Co-Managers	BNP Paribas Securities Corp.

DNB Markets, Inc.

MUFG Securities Americas Inc.

RBC Capital Markets, LLC

Scotia Capital (USA) Inc.

SMBC Nikko Securities America, Inc.

Standard Chartered Bank

TD Securities (USA) LLC

U.S. Bancorp Investments, Inc.

Note:

(1)                     A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a registration statement (including a preliminary prospectus supplement and accompanying prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates.  Before you invest, you should read the preliminary prospectus supplement and accompanying prospectus and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the preliminary prospectus supplement and accompanying prospectus if you request it by calling Barclays Capital Inc. toll-free at (888) 603-5847, Citigroup Global Markets Inc. toll-free at (800) 831-9146 or Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at (800) 294-1322.

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